Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

February 22, 2010 and the Prospectus dated September 1, 2009

Registration Statement No. 333-161663

Dated: February 25, 2010

Central Garden & Pet Company

Pricing Term Sheet

Issuer:	Central Garden & Pet Company

Security:	Senior Subordinated Notes due 2018

Aggregate principal amount:	$400,000,000

Final maturity date:	March 1, 2018

Coupon:	8.25%

Price:	100.00%

Yield to maturity:	8.25%

Spread to Benchmark Treasury:	+494 bps

Benchmark Treasury:	UST 3.5% due 2/15/18

Interest payment dates	March 1 and September 1

First interest payment date	September 1, 2010

Optional redemption:	Make-whole call at T+50 prior to March 1, 2014

On and after March 1, 2014, at the prices set forth below (expressed as percentages of the principal amount), plus accrued and unpaid interest:

Date	Price
2014	104.125%
2015	102.063%
2016 and thereafter	100.000%

Optional redemption with equity proceeds	Prior to March 1, 2013, up to 35% at a redemption price equal to 108.25% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon

Guarantors	All existing and future domestic subsidiaries, with certain exceptions

Change of control	Puttable at 101% of principal, plus accrued and unpaid interest

Net Proceeds to Issuer Before Expenses:	$392,000,000

Trade Date:	February 25, 2010

Settlement:	T+7 on March 8, 2010

CUSIP / ISIN:	153527 AG1/US153527AG11

Ratings:	B3/B-

Denominations:	2,000 X 1,000

Joint Book-Running Managers:	J.P. Morgan

Oppenheimer & Co.

Co-Managers:	SunTrust Robinson Humphrey

Deutsche Bank Securities

Changes from Preliminary Prospectus Supplement

The changes described below reflect changes to the Preliminary Prospectus Supplement, dated February 22, 2010 (the “Preliminary Prospectus Supplement”).

Offering size

The Company has increased the offering of the Notes from $300.0 million aggregate principal amount to $400.0 million aggregate principal amount. Corresponding changes will be made wherever applicable to the Preliminary Prospectus Supplement, including as discussed below.

Summary historical consolidated financial data

The amount of pro forma interest expense, net for the twelve months ended December 26, 2009 is $36,047.

The ratio of pro forma total debt to EBITDA for the twelve months ended December 26, 2009 is 2.5x.

The ratio of EBITDA to pro forma interest expense, net for the twelve months ended December 26, 2009 is 4.4x.

Risk factors

The second and third sentences of the risk factor “Your right to receive payments on the notes and the guarantees is junior to our existing senior indebtedness and possibly all of our future borrowings. Further, a substantial portion of our existing senior indebtedness is secured. Obligations of certain future subsidiaries may be structurally senior to the notes in certain circumstances” is hereby revised and replaced in its entirety with:

“On a pro forma basis as of December 26, 2009, our senior credit facilities would have permitted us to incur up to approximately $334 million of borrowings, subject to compliance with the covenants and conditions to borrowing under our senior credit facilities, which borrowings would be senior to the notes and the guarantees.”

Corresponding changes will be made wherever applicable to the Preliminary Prospectus Supplement.

Use of proceeds

The “Use of proceeds” section on page S-21 is hereby revised and replaced in its entirety with:

“We estimate that the net proceeds from this offering will be approximately $390 million (after deducting discounts to the underwriters and estimated offering expenses). We will use the net proceeds, together with available cash, to (i) purchase our 9-1/8% senior subordinated notes due 2013, including accrued interest, that are tendered by holders and accepted by us pursuant to a tender offer we are now conducting, (ii) pay in full the outstanding indebtedness under our senior term loan, and (iii) pay fees and expenses related to this offering. Proceeds necessary to pay the redemption price of our outstanding senior subordinated notes not tendered in the tender offer (principal and premium) and interest on such notes will be irrevocably deposited with the trustee for our outstanding senior subordinated notes following the expiration date of the tender offer.”

Capitalization

Set forth below is a revised capitalization table and footnotes on an as adjusted basis to give effect to the issuance of $400.0 million of principal amount of Notes and the repurchase and discharge of the Existing Senior Subordinated Notes. This table should be read in conjunction with “Use of proceeds” and our consolidated financial statements, including the related notes, appearing elsewhere in the Preliminary Prospectus Supplement.

	As of Dec. 26, 2009
(in thousands)	Actual		As adjusted
Cash and cash equivalents(1)	$91,791		$76,764

Debt, including current installments:
Senior credit facility and term loan(1)	$267,852		$—
Senior subordinated notes due 2013(2)	137,175	(3)	—
Senior subordinated notes offered hereby	—		400,000
Other(4)	477		477

Total debt	405,504		400,477
Total Central Garden & Pet Company shareholders’ equity	509,623		506,282

Total capitalization	$915,127		$906,759

(1)	The senior credit facility and term loan consist of two facilities. See “Description of certain indebtedness.” We have no outstanding balance under our senior credit facility. Proceeds of this offering along with approximately $15 million of cash will be used to repay the term loan in full. See “Use of proceeds.”

(2)	Proceeds of this offering will be used to purchase our 9-1/8% senior subordinated notes due 2013, including the payment of accrued interest, that are tendered by holders and accepted by us pursuant to a tender offer we are now conducting. See “Use of proceeds.”

(3)	In connection with the 2006 purchase by a wholly-owned subsidiary of an additional 60% equity interest in Tech Pac L.L.C., we deposited approximately $15.5 million into an escrow for possible contingent performance-based payments. As part of the resolution of the contingent payments, we became the beneficiary of the remaining funds in the escrow, which are comprised primarily of $12.8 million of aggregate principal amount of our 9-1/8% senior subordinated notes due 2013. Under the requirements of ASC 860, “Transfers and Servicing,” the senior subordinated notes contained within the escrow accounts have been recorded as a reduction of debt for accounting purposes against the outstanding senior subordinated notes balance as of December 26, 2009.

(4)	Includes capital lease obligations.

Description of notes—Guarantees

The first sentence of “Guarantees” on page S-68 is hereby revised and replaced in its entirety with:

“The obligations of the Company under the Indenture will be fully and unconditionally guaranteed on a senior subordinated basis by all of our Domestic Restricted Subsidiaries that guarantee our Credit Facility (other than one inactive Subsidiary with nominal assets).”

Description of notes—Certain covenants—Limitation on restricted payments

Clause (iii) of the “Limitation on restricted payments” covenant on page S-73 is hereby revised and replaced in its entirety with:

“(iii) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Existing Bonds Issue Date (other than Restricted Payments made pursuant to clauses (2), (3), (4), (5), (7) and (8) of the following paragraph) is less than the sum of without duplication, the following:

(A)	50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned during the period (treated as one accounting period) from the first day of the Company’s second fiscal quarter of fiscal year 2003 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment; plus

(B)	100% of the aggregate net cash proceeds and the fair market value of property other than cash that would constitute Marketable Securities or a Permitted Business received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Existing Bonds Issue Date of Qualified Capital Stock of the Company (other than Designated Preferred Stock); plus

(C)

the amount by which Indebtedness of the Company is reduced on the Company’s balance sheet upon the conversion or exchange subsequent to the Existing Bonds Issue Date of any Indebtedness of the Company for Qualified Capital Stock of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); provided, however, that the foregoing amount shall not exceed the net cash proceeds received by the Company or any Restricted Subsidiary from the sale of such Indebtedness; plus

(D)	an amount equal to the sum of (I) 100% of the aggregate net proceeds (including the fair market value of property other than cash that would constitute Marketable Securities or a Permitted Business) received by the Company or any Restricted Subsidiary since the Existing Bonds Issue Date (A) from any sale or other disposition of any Investment (other than a Permitted Investment) in any Person (including an Unrestricted Subsidiary) made by the Company and its Restricted Subsidiaries and (B) representing the return of capital or principal (excluding dividends and distributions otherwise included in Consolidated Net Income) with respect to such Investment, and (II) the portion (proportionate to the Company’s equity interest in an Unrestricted Subsidiary) of the fair market value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary has been designated a Restricted Subsidiary; provided, however, that, in the case of item (II), the foregoing sum shall not exceed, in the case of any Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary; plus

(E)	$10.0 million.”

The paragraph below is hereby added as the last paragraph of “Limitation on restricted payments” on page S-75.

“As of December 26, 2009, the Company would have been able to make Restricted Payments of approximately $159 million pursuant to clause (iii) of the first paragraph of this covenant.”

Description of notes—Certain covenants—Limitation on dividend and other payment restrictions affecting subsidiaries

Clause (k) on page S-79 is hereby revised and replaced in its entirety by the following:

“(k) other Indebtedness outstanding on the Issue Date or permitted to be incurred under the Indenture; provided that any such restrictions are ordinary and customary with respect to the type of Indebtedness being incurred;”

Description of notes—Certain covenants—Limitation on preferred stock of restricted subsidiaries

The “Limitation on preferred stock of restricted subsidiaries” covenant on page S-79 is hereby revised and replaced in its entirety by the following:

“The Company will not permit any of its Restricted Subsidiaries to issue any Preferred Stock (other than to the Company or to a Restricted Subsidiary of the Company) or permit any Person (other than the Company or a Restricted Subsidiary of the Company) to own any Preferred Stock of any Restricted Subsidiary of the Company.”

Description of notes—Future guarantees by restricted subsidiaries

The first sentence of “Future guarantees by restricted subsidiaries” on page S-84 is hereby revised and replaced in its entirety with:

“The Company will cause each future Domestic Restricted Subsidiary that Guarantees the Credit Facility after the Issue Date to execute and deliver to the Trustee a Guarantee pursuant to which such Restricted Subsidiary will unconditionally guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest on the notes and all other obligations under the Indenture on a senior subordinated basis.”

Description of notes—Certain definitions

Clause (2) (i) of the definition of “Permitted Indebtedness” on page S-104 is hereby revised and replaced in its entirety with:

“$400 million less:”

The definition of “Permitted Investments” on page S-107 is hereby revised by adding the following new clause:

“(16) (a) the redemption on or about February 14, 2003 of the Company’s 6% Convertible Subordinated Notes due 2003; and (b) the redemption or repurchase of the Existing Senior Subordinated Notes.”

The following definition is hereby added:

““Existing Bonds Issue Date” means January 30, 2003.”

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. toll-free 1-800-245-8812.